EXHIBIT 99.2

Management's discussion and analysis of
Liminal BioSciences Inc.

For the quarter and six months ended June 30, 2022

Management's discussion and analysis

For the quarter ended June 30, 2022

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand Liminal BioSciences Inc.’s ("Liminal" or "the Company") operations, financial performance and results of operations, as well as the Company's present and future business environment. This MD&A has been prepared as of August 8, 2022 and should be read in conjunction with Liminal’s unaudited interim condensed consolidated financial statements for the quarter and six months ended June 30, 2022, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS (which we refer to as our interim financial statements). Our financial information is presented in Canadian Dollars and all references to “$” means Canadian Dollars. Additional information related to the Company, including the Company’s Annual report on Form 20-F, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan”, “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements with respect to:

•
the impact of the COVID-19 pandemic and its ongoing effects on our employees, operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;
•
our ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules;
•
our plans to develop and commercialize our product candidates;
•
our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•
our ability to reduce cash burn;
•
uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals;
•
the availability of funds and resources to pursue research and development projects;

•
the successful and timely completion of our drug discovery, preclinical and clinical trials;
•
the properties of our drug candidates;
•
the analysis of our clinical trial data;
•
our ability to take advantage of business opportunities in the pharmaceutical industry;
•
our reliance on key personnel, collaborative partners and other third parties;
•
the validity and enforceability of our patents and proprietary technology;
•
expectations regarding our ability to raise capital;
•
the use of certain hazardous materials;
•
the availability and sources of materials;
•
our third-party manufacturing capabilities;
•
currency fluctuations;
•
the value of our intangible assets;
•
negative operating cash flow;
•
the outcome of any current or pending litigation against us;
•
uncertainties related to the regulatory process and approvals;
•
increasing data security costs and risks associated with cybersecurity;
•
costs related to environmental safety regulations;
•
competing drugs, as well as from current and future competitors;
•
developing products for the indications we are targeting;
•
market acceptance of our product candidates by patients and healthcare professionals;
•
availability of third-party coverage and adequate reimbursement;
•
our ability to secure insurance coverage;
•
general changes in economic or market conditions; and
•
volatility of our share price.

Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements are discussed in our filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission, including the section titled “Risk Factors” contained therein. You should refer to such “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified period or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A may contain market data and industry forecasts that were obtained from industry publications. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Business Overview

Program Overview

We are a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, metabolic, and fibrotic diseases using our drug discovery platform and data-driven approach. Following the decision to discontinue fezagepras' development in July 2022, our pipeline is currently made up of two development programs, our GPR84 antagonist and OXER1 antagonist programs, which are each at the preclinical stage. In addition to these programs, we continue to explore other development opportunities to add to our pipeline.

Our selective GPR84 antagonist preclinical candidate is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression is upregulated in response to inflammatory stimuli, therefore in chronic inflammatory metabolic and fibrosis driven disease processes, antagonizing the receptor provides an attractive therapeutic opportunity.

Our selective OXER1 antagonist preclinical candidate is a G-coupled protein receptor that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants known to be involved in a large number of eosinophilic-driven allergic, inflammatory and proliferative diseases. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases.

Recent developments

•
In July 2022, we discontinued development of fezagepras, our small molecule product candidate. The decision to discontinue the development of fezagepras was based on results from the Phase 1a single-ascending dose, or SAD, clinical trial, which indicated that fezagepras was significantly inferior compared to sodium phenylbutyrate as a nitrogen scavenger. The Phase 1a SAD clinical trial of fezagepras initiated in May 2022 was designed as a head-to-head comparison with sodium phenylbutyrate to provide us with further data to determine whether fezagepras was worth developing for one of the potential indications where nitrogen scavenging is beneficial. The recommendation to stop the development program for fezagepras was not based on safety concerns.
•
In August 2022, we acquired for 30 US dollars, 100% of the outstanding preferred and common shares of our subsidiary, Pathogen Removal Diagnostic Technologies Inc., or PRDT, resulting in the Company now having 100% control of PRDT. PRDT owns certain prion reduction technology which is considered a non-core asset of the Company and is the licensee of certain prion reduction technology. As a result of the acquisition of the non-controlling interest, or NCI, in PRDT from the transaction date, we will no longer be presenting a balance pertaining to the NCI on our consolidated statement of financial position or the NCI in the results of PRDT in the consolidated statement of operations, which will be nil from that point onwards. The balance of the NCI on the statement of financial position on the date of acquisition, which has not been finalized at the date of this MD&A but which could be expected to approximate the balance at June 30, 2022, which was a debit balance of $9.6 million, will be reclassified against the deficit account during the quarter ended September 30, 2022.

Nasdaq listing

As previously announced on March 4, 2022, we received written notice from The Nasdaq Stock Market indicating that the Liminal was not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules. Per Listing Rule 5810(c)(3)(A), Liminal has been provided a period of 180 calendar days, expiring on August 31, 2022, to regain compliance with the Nasdaq Listing Rules. If we do not regain compliance, we may be eligible for additional time to regain compliance. Liminal will be required to meet certain specified listing requirements and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. We are exploring all options, including transferring to the Nasdaq Capital Market prior to the end of the initial compliance period.

Financial Performance

Amounts in tables are expressed in thousands of CAD, except per share amounts which are in full Canadian dollars.

Financial operations overview

Revenues

Revenues include royalty revenues and rental revenues.

Research and development expenses (R&D)

Research and development expenses comprise the costs to have a contract development and manufacturing organization manufacture the drug product used in preclinical studies and clinical trials. It also includes the cost of external consultants supporting the clinical trials and pre-clinical studies, employee compensation and other operating expenses involved in research and development activities. Government grant credits for eligible R&D salaries and rent in Canada reduce the R&D expenses.

Administration expenses

Administration expenses mainly consist of employee compensation expenses related to our finance, human resources, business development, legal, intellectual property and information technology support functions. Professional fees reported under administrative expenses mainly include legal fees, accounting fees, audit fees and fees for taxation advisory. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to administration. Government grant credits for eligible administrative salaries and rent in Canada, in the periods where they are applicable, are also included in administration expenses.

Gain (loss) on foreign exchange

Gain (loss) on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly include interest expense from long-term debt, lease liabilities, provisions and banking charges. Finance costs also includes financing transaction cost associated with financial instruments carried at fair value through profit or loss. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss on extinguishment of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. Similarly, when a debt agreement is terminated resulting in a cash payment, the difference between the carried amount of the debt and the amount paid is recorded as a loss (gain) on extinguishment of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss (FVPL)

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. For the periods presented, this caption includes the changes in fair values of the warrant liability.

Impairment losses

Impairment losses include impairments recorded on long-lived assets, including but not limited to capital assets, right-of-use assets and intangible assets.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Discontinued operations comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities and assets:

•
two subsidiaries, Prometic Bioseparations Ltd. and Prometic Manufacturing Inc., that were previously included in our bioseparations segment and sold on November 25, 2019. These impact discontinued operations in 2019 and 2020;
•
four subsidiaries namely Prometic Plasma Resources Inc. (PPR), Prometic Plasma Resources USA Inc. (PPR USA), Prometic Bioproduction Inc. (PBP) and Prometic Biotherapeutics Inc. (PBT) which were formerly part of the plasma-derived therapeutics segment which were sold, together with the Priority Review Voucher (PRV) in a series of transactions in 2021, and another subsidiary, Prometic Biotherapeutics Ltd, also part of the same segment, which operations have ceased. These impact discontinued operations in all periods presented in this MD&A;
•
variations in the provision and lease liability pertaining to an agreement we have with a contract development and manufacturing organization, or CDMO, in regards to our former plasma-derived therapeutics segment, due to changes in payment estimates or discount rates; and
•
the operating costs of our Labrosse facility, formerly part of the plasma-derived therapeutics segment are included in discontinued operations for all periods presented in this MD&A. The Labrosse facility was classified as held for sale at March 31, 2022 and is expected to remain classified as such until it is sold.

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements. The proceeds and expenses pertaining to the sale of the businesses and assets are included as part of the gain on sale of discontinued operations.

Operating Results

The consolidated statements of operations for the quarter and six months ended June 30, 2022 compared to the same periods in 2021 are presented in the following table:

	Quarter ended June 30,			Six months ended June 30,
	2022	2021	Change	2022	2021	Change
Revenues	$157	$25	$132	$157	$235	$(78)

Expenses
Research and development expenses	3,942	3,951	(9)	8,317	8,835	(518)
Administration expenses	4,647	8,551	(3,904)	9,541	16,688	(7,147)
Impairment losses	—	341	(341)	—	341	(341)
Gain on foreign exchange	(1,745)	(480)	(1,265)	(959)	(307)	(652)
Finance costs	868	1,661	(793)	2,227	2,833	(606)
Loss on extinguishments of liabilities	—	—	—	212	—	212
Change in fair value of financial instruments measured at fair value through profit or loss	(1,064)	(1,402)	338	(1,307)	(1,556)	249
Loss from continuing operations, net of taxes of $nil	$(6,491)	$(12,597)	$6,106	$(17,874)	$(26,599)	$8,725

Discontinued operations
Gain (loss) on sale of discontinued operations, net of income taxes of $nil	—	10,698	(10,698)	(600)	10,698	(11,298)
Income (loss) from discontinued operations, net of income taxes of $nil	266	(30,234)	30,500	1,085	(37,081)	38,166
Total income (loss) from discontinued operations	$266	$(19,536)	$19,802	$485	$(26,383)	$26,868
Net loss	$(6,225)	$(32,133)	$25,908	$(17,389)	$(52,982)	$35,593

Net (loss) income attributable to:
Non-controlling interests in continuing operations	(288)	(93)	(195)	(853)	(677)	(176)
Owners of the parent
- Continuing operations	(6,203)	(12,504)	6,301	(17,021)	(25,922)	8,901
- Discontinued operations	266	(19,536)	19,802	485	(26,383)	26,868
	(5,937)	(32,040)	26,103	(16,536)	(52,305)	35,769
Net loss	$(6,225)	$(32,133)	$25,908	$(17,389)	$(52,982)	$35,593

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.20)	$(0.42)	$0.22	$(0.55)	$(0.87)	$0.32
From discontinued operations	0.01	(0.65)	0.66	0.02	(0.88)	0.90
Total loss per share	$(0.19)	$(1.07)	$0.88	$(0.53)	$(1.75)	$1.22
Weighted average number of outstanding shares (in thousands)	31,043	29,944	1,099	31,043	29,944	1,099

Continuing Operations analysis

Research and development expenses

The decrease of $0.5 million in R&D expenses during the six months ended June 30, 2022 compared to the corresponding period in 2021 was mainly attributable to a decrease of $1.3 million in clinical trial costs relating to the Fezagepras studies, which includes the Fezagepras Phase 1 MAD study which was completed during the quarter ended March 31, 2022, and the Phase 1a SAD study which started in May 2022. The intangible assets depreciation expense and consulting fees were also lower by $0.4 million and $0.3 million over the same period, respectively.

These decreases were partially offset by the recognition of an upfront payment of $0.4 million in regards to a royalty stream agreement during the quarter ended March 31, 2022, the absence of government grants from the Canada Emergency Wage Subsidy and the Canada Emergency Rent Subsidy programs in 2022, compared to the recognition of $0.6 million in grant credits during the six months ended June 30, 2021, and an increase in third party preclinical studies expense of $0.6 million during the six months ended June 30, 2022 compared to the corresponding period in 2021, reflecting the increase in resources allocated to our GPR84 and OXER1 antagonist programs.

R&D expenses during the quarter ended June 30, 2022 compared to the corresponding period in 2021 were at similar levels, with increases in professional fees and preclinical expenses of $0.2 million each, offsetting decreases in intangible assets depreciation expense of $0.4 million.

Administration expenses

The decrease of $7.1 million in administration expenses during the six months ended June 30, 2022 compared to the corresponding period in 2021 was mainly attributable to a decrease of $5.1 million in insurance expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Québec to Ontario in the later part of 2021 and a reduction in share-based payment expense of $1.2 million.

The decrease of $3.9 million in administration expenses during the quarter ended June 30, 2022 compared to the corresponding period in 2021 was mainly attributable to a decrease of $2.5 million in expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Québec to Ontario in the later part of 2021, a reduction in share-based payment expense of $0.6 million and a reduction in professional fees of $0.4 million.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Quarter ended June 30,			Six months ended June 30,
	2022	2021	Change	2022	2021	Change
Research and development expenses	$256	$467	$(211)	$523	$437	$86
Administration expenses	281	899	(618)	633	1,873	(1,240)
Loss from discontinued operations	—	(409)	409	—	(444)	444
	$537	$957	$(420)	$1,156	$1,866	$(710)

The decrease in share-based payments expense of $0.4 million and $0.7 million during the quarter and six months ended June 30, 2022 compared to the corresponding periods in 2021, respectively, is mainly due to a reduction in stock option expense as a result of the reduction in senior executives in the stock option plan from 2021 to 2022 and because the fair value of stock option grants has decreased in the recent years given the lower share price.

Gains on foreign exchange

Gains on foreign exchange increased by $1.3 million and by $0.7 million during the quarter and six months ended June 30, 2022 compared to the corresponding periods in 2021, respectively, as we were holding more USD cash and cash equivalents in these periods in 2022, which came from the sale of discontinued operations in 2021, than in the comparative periods, and the CAD/USD exchange rates increased between January and June 2022.

Finance costs

Finance costs decreased by $0.8 million and $0.6 million for the quarter and six month ended June 30, 2022 compared to the corresponding periods in 2021, respectively. For the six months ended June 30, 2022, the decrease in interest expense on long-term debt was $1.7 million because our SALP loans were only outstanding up until February 15, 2022 compared to the prior period quarter where they were outstanding for the entire period and because we also paid interest on our convertible debt in 2021, up until it's conversion in August 2021.

This decrease was partially offset by interest expense recorded on outstanding payments relating to our CDMO contract, as per the contractual terms in existence at June 30, 2022, of $0.9 million, during the six months ended June 30, 2022. As we are in discussion with the CDMO in an attempt to agree on early termination terms for the agreement, the payments towards the annual minimum purchase commitment under the CDMO agreement have been paused since the second half of 2021. The decrease in finance costs for the current quarter is higher when compared to the prior year quarter since we had no loans outstanding during the quarter ended June 30, 2022 while we recognized interest expense on our long-term debt during quarter ended June 30, 2021.

Loss on extinguishment of liabilities

In February 2022, we repaid our outstanding long-term debt of $39.1 million and derecognized the royalty obligation of $0.1 million, both with SALP. On the repayment of the loans, we recognized a loss of $0.3 million which was partially offset by the gain of $0.1 million resulting from the derecognition of the royalty obligation.

Change in fair value of financial instruments measured at FVPL

We recorded gains on the variation in fair value of the warrant liability that is measured at FVPL during the quarters and six months ended June 30, 2022 and 2021. The main driver for these gains are the decrease in the value of the underlying shares over those periods.

Net loss from continuing operations

The net loss from continuing operations decreased by $6.1 million during the quarter ended June 30, 2022 compared to the corresponding period in 2021. This was mainly driven by the reductions in administration expenses of $3.9 million, reflecting the reduction in insurance expense, a decrease in finance costs of $0.8 million due to the termination of all long-term debt and an increase in foreign exchange gains of $1.3 million. The net loss from continuing operations decreased by $8.7 million during the six months ended June 30, 2022 compared to the corresponding period in 2021 for similar reasons.

Discontinued Operations analysis

	Quarter ended June 30,			Six months ended June 30,
	2022	2021	Change	2022	2021	Change
Revenues	$8	$423	$(415)	$15	$949	$(934)

Expenses
Cost of sales and other production expenses	—	750	(750)	—	1,456	(1,456)
Research and development expenses	(389)	27,992	(28,381)	(1,201)	32,355	(33,556)
Administration expenses	—	1,095	(1,095)	—	2,190	(2,190)
Gain on foreign exchange	(12)	(4)	(8)	(12)	(138)	126
Finance costs	143	823	(680)	143	2,166	(2,023)
Current income taxes	—	1	(1)	—	1	(1)
Income (loss) from discontinued operations, net of income taxes of $nil	$266	$(30,234)	$30,500	$1,085	$(37,081)	$38,166

Income (loss) from discontinued operations

The income (loss) from discontinued operations, net of income taxes, decreased by $30.5 million during the quarter ended June 30, 2022 compared to the corresponding period in 2021. This decrease was mainly due to the fact that the quarter ended June 30, 2021 included the results of operations of the plasma collection activities for approximately half of the quarter, up to the time of sale, and those from the Ryplazim® activities for the entire quarter ended June 30, 2021. Both of those activities were sold over July to October 2021. In addition to these expenses, during the quarter ended June 30, 2021, we recorded a provision for an onerous contract of $21.9 million, included in the R&D line in the table above. In 2022, the amounts impacting the results from discontinued operations relate to some remaining assets and liabilities for these former activities that have not yet been sold or terminated, and principally affected by changes in the CDMO lease liability and provision, remnants of the plasma-derived therapeutic segment, caused by increases in the inflation rate and variations in the discount rate.

The income (loss) from discontinued operations, net of income taxes, decreased by $38.2 million during the six months ended June 30, 2022 compared to the corresponding period in 2021. This decrease was mainly due to the expenses incurred for the above mentioned activities, up to the time of their sale in 2021 while in the corresponding period in 2022, there only small income and expenses recorded pertaining to the remaining assets and liabilities for these former activities, that have not yet been sold or terminated.

Loss on sale of discontinued operations

During the six months ended June 30, 2022, an indemnification adjustment expense of $0.6 million was recorded as we received notice that a research and development tax credit claim for a former subsidiary would be disallowed. We disagree with the tax authority's position and intend to dispute the issue. Comparatively, during the six months ended June 30, 2021, we had a gain of $10.7 million as the certain steps included in the various agreements leading towards the sale of our plasma-derived therapeutics segment had been executed by June 30, 2021, namely the sale of the plasma collection activities and the signing of an option for the purchase of PBT and PBP.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2022		2021				2020
	Q2	Q1	Q4	Q3 (restated)	Q2	Q1	Q4	Q3
Revenues	$157	$—	$238	$170	$25	$210	$284	$202
R&D expenses	3,942	4,375	4,539	4,973	3,951	4,884	2,953	3,285
Administration expenses	4,647	4,894	5,820	9,420	8,551	8,137	7,505	7,534

Element attributable to the owners of the parent:
Net loss from continuing operations	(6,203)	(10,818)	(8,675)	(9,797)	(12,504)	(13,418)	(12,353)	(11,079)
Net income (loss) from discontinued operations	266	219	(569)	84,228	(19,536)	(6,847)	(27,370)	(12,019)
Basic and diluted earnings per share from continuing operations	(0.20)	(0.35)	(0.29)	(0.33)	(0.42)	(0.45)	(0.45)	(0.47)
Basic and diluted earnings per share from discontinuing operations	0.01	0.01	(0.02)	2.82	(0.65)	(0.23)	(1.00)	(0.51)

Analysis of the quarterly results

R&D expenses were generally lower in 2020 than in the following quarters. This was attributable in most part to the fact that we were benefiting from the CEWS and CERS government grants from the second quarter of 2020 up until the middle of the second quarter of 2021. In general, payroll and related expenses recorded in R&D declined between the third quarter of 2020 and the fourth quarter of 2021 due to a reduction in the number of employees. Starting from the fourth quarter of 2020 up until the first quarter of 2022 inclusively, we had a general increase in clinical trial expenses as we were conducting our Fezagepras Phase 1 MAD study.

Administration expenses where higher during the third quarter of 2021 due to an acceleration of the share-based payments expense following the departure of two of our executive members, and the higher payroll and related expenses due to recognition of termination benefits resulting from a reduction in employees and a transaction bonus following the divestment of our former plasma-derived therapeutics segment. The administration expense for the fourth quarter of 2021 is lower compared to the previous quarter reflecting the lower staff level and lower directors' and officers' insurance expense by $1.3 million, as a result of a decrease in insurance premiums following a change in the province of our registered office, which changed from Québec to Ontario, during the fourth quarter of 2021. The full impact of the decrease in premiums is $2.5 million per quarter.

Both R&D and administration expenses are affected by fluctuations in share-based payment expenses from quarter to quarter.

The variations in the net loss from continuing operations attributable to the owners of the parent over the last eight quarters were affected by R&D and administration expense variations as explained above. In addition, the following quarters were notably impacted by an impairment of intangible assets of $1.1 million for the fourth quarter of 2020 and by gains on the changes in fair value of the warrant liability that is measured at FVPL, which reduced the net loss from continuing operations each quarter but notably by $5.1 million and $3.3 million during the third quarter of 2021 and the fourth quarter of 2021, respectively.

The variations in the foreign exchange gains and losses for the quarters presented in the above table, caused the net loss from continuing operations to fluctuate up or down by up to $2.5 million per quarter.

Following the repayment of our long-term debt of $39.1 million in the middle of the first quarter of 2022, the related finance costs decreased by approximately $1.1 million per quarter.

Net losses from discontinued operations attributable to the owners of the parent fluctuated significantly in 2020 and 2021 in part because of the varying R&D and administration expenses but the main variations are due to significant events impacting the results, including the recognition of 1) impairment losses of $19.8 million in the fourth quarter of 2020; 2) an expense for an onerous contract provision of $21.9 million during the second quarter of 2021; 3) a compensation expense for R&D services of $45.8 million that became payable during the third quarter of 2021 upon receipt of the PRV proceeds, and 4) the impact of the sale of former businesses.

In this regard, during the fourth quarter of 2020, we recognized a gain on the sale of the bioseparations business of $3.4 million, and gains of $10.7 million and $129.8 million on the sale of our subsidiaries in the plasma-derived therapeutics segment during the second quarter and the third quarter of 2021, respectively. The gain of $129.8 million includes the gain recorded on the sale of the PRV.

The net loss from discontinued operations during the first two quarters of 2022 comes from adjustments to residual liabilities of these former businesses.

The basic and diluted loss per share from continuing operations declined over the last eight quarters, particularly during the third quarter and the fourth quarter of 2021 principally reflecting the lower losses from continuing operations while the basic and diluted loss per share from discontinued operations varied in accordance principally with the loss from discontinued operations for each period. In addition, during the fourth quarter of 2020 and 2021, we issued shares which ultimately reduce the basic and diluted loss per share from their date of issuance and for the following quarters because they increase the weighted average number of shares.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At August 2, 2022, 31,042,560 common shares, 2,328,634 options to purchase common shares and 7,898,734 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not reported. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At June 30, 2022, a former CEO had a balance of $266 owing to us under a tax equalization program, the amounts to be repaid once refunds are received by the former employee from the taxation authority for each of the two years covered by the program. At June 30, 2022, $59 of the balance is repayable immediately to the Company for the first year of the tax equalization program.

SALP is our majority shareholder and our parent entity. All material transactions with SALP are disclosed in notes 6 and 7 in our interim financial statements for the quarter and six months ended June 30, 2022. The key transactions with our parent entity mainly pertain to financing transactions and are for significant amounts. Related party transactions with SALP presented in our interim financial statements are listed below. Those which will continue beyond the termination of the loans are indicated.

•
the recording of interest on the loans with SALP;
•
the settlement in cash of the loans and outstanding interest for $39.1 million, representing the aggregate principal amount of the loans;
•
the payment of a fixed quarterly royalty and the extinguishment of the royalty payment obligation;
•
the cancelation of 168,735 warrants in concurrence with the debt extinguishment; and
•
the recording of legal fee expenses incurred by SALP (ongoing).

In addition to the above, we revalue our warrant liability, pertaining to warrants that are partly held by SALP, at each reporting period until the expiry of the warrants in November 2025, which results in variations of the liability on the consolidated statement of financial position and in the consolidated statement of operations.

Changes in accounting policies

The accounting policies used in our interim financial statements are consistent with those we applied in our December 31, 2021 audited annual consolidated financial statements except for the adoption of the following amendments on January 1, 2022.

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The adoption of these amendments had no impact on the computation of our provision.

Amendment to IFRS 9 Financial Instruments (IFRS 9) - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The adoption of amendment had no impact on the interim financial statements and will be applied to financial liabilities that are modified after the date of adoption.

New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on our disclosures, financial position or results of operations when applied at a future date are disclosed in note 2 to our interim financial statements for the quarter and six months ended June 30, 2022 and pertain to various amendments made to IAS 1, Presentation of Financial Statements, IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and IAS 12, Income taxes. The Company is evaluating the impact of these amendments on its consolidated financial statements.

Significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In making estimates and judgments, management employs material accounting policies. The significant judgments and critical accounting estimates applied by us, disclosed in the audited annual consolidated financial statements for the year ended December 31, 2021, remain unchanged.

Financial instruments

Use of financial instruments

The financial instruments that we use result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for trading purposes and have not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of our financial instruments at June 30, 2022 and December 31, 2021.

	June 30	December 31
	2022	2021
Financial assets
Cash & cash equivalents	$55,805	$108,490
Accounts receivable	1,480	788
Long-term deposits	30	30
Financial liabilities
Accounts payable and accrued liabilities	$8,382	$7,059
Royalty payment obligations	—	123
Provisions	21,167	22,195
Warrant liability	447	1,754
Long-term debt	—	38,311

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and six months ended June 30, 2022 include income, expense, gains and losses relating to financial instruments:

•
loss on extinguishment of liabilities;
•
change in fair value of financial instruments measured at fair value through profit or loss;
•
R&D expenses included in discontinued operations (due to additions/decreases to the provision);
•
finance costs; and
•
foreign exchange losses.

Liquidity and Capital Resources

Overview

Since completing the divestment of our plasma collection centers and our Ryplazim® business and the repayment of the long-term debt discussed below, our funding needs for our operations will be focused on our small molecules business with the exception of the continuing contractual obligations we have retained from our involvement in the Ryplazim® business towards a CDMO. A portion of the CDMO obligations are accounted for as a provision which affect the computation of the cash flows used in operating activities while the remainder is accounted for as a lease liability which impacts the cash flows from financing activities. As we are in discussion with the CDMO in an attempt to agree on early termination terms for the agreement, the payments towards the annual minimum purchase commitment under the CDMO agreement have been paused since the second half of 2021.

In February 2022, we repaid the entirety of the first and second term loan, for an aggregate amount of $39.1 million, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted over our assets pursuant to the loan agreement and related documents. The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation of $0.1 million due to SALP and the cancellation of the 168,735 warrants held by SALP, issued pursuant to the restructuring agreement entered into with SALP in April 2019, having an exercise price of $15.21 per common share. The repayment, despite not being due for another two years, saved us $9.1 million in aggregate interest payments over the remaining term of the loan agreement, which is now terminated.

We expect the early repayment will also provide us additional flexibility in the future in relation to potential deal making around our pipeline assets.

In regards to our small molecule research and development activities, we expect our ongoing funding requirements to increase over time as we continue the research and development of our portfolio of compounds and continue or initiate potential clinical trials. Furthermore, we expect to continue to incur costs associated with operating as a public company.

Accordingly, until we can generate sufficient and recurring revenues to finance future cash requirements, it is likely that we will need to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders.

Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our R&D programs, clinical trials or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at June 30, 2022 and analysis of going concern

For the six months ended June 30, 2022, we incurred a net loss from continuing operations of $17.9 million. We had a working capital position of $35.0 million which comprised $55.8 million of cash and cash equivalents at June 30, 2022 compared to $108.5 million at December 31, 2021. The decrease in our liquidities since December 31, 2021 is principally due to the repayment of the long-term debt of $39.1 million and the funds used in our operations.

We continue to diligently manage our spending while we focus our R&D efforts on the development of our small molecule product candidates including the continued work toward finalizing lead product candidate selection for our GPR84 antagonist program.

Considering our main activities continue to be related to the development of our compounds, our cash runway is dependent on the research programs that are currently underway, the pace of their progression and the results they render, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regards to the outcome or cost of those programs.

The cash runway is also dependent on decisions we make in terms of managing our capital, including raising capital through the issuance of debt and equity and our ability to conclude such financing transactions at an acceptable cost.

Until we are successful in completing one or more significant financing transactions that may change our financial condition (which may not be available on acceptable terms, if at all), our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations and may make it more difficult to obtain a reasonable value on assets we may decide to sell. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See “Item 3.D—Risk Factors” in our Annual Report.

The interim financial statements at June 30, 2022 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Material cash requirements

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at June 30, 2022 and unrecognized purchase obligations and commitments are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$8,491	$8,491	$—	$—	$—	$8,491
Lease liabilities	23,117	9,709	10,767	5,715	—	26,191
Provision	21,167	8,037	8,631	5,678	—	22,346
	$52,775	$26,237	$19,398	$11,393	$—	$57,028

Cash flow analysis

The following major cash flow components are presented on a consolidated company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for continuing and discontinued operations in aggregate, for the six months ended June 30, 2022 and the corresponding period in 2021 are presented below.

	Six months ended June 30,		Change
	2022	2021	2022 vs 2021
Cash flows used in operating activities	$(13,823)	$(29,647)	$15,824
Cash flows used in financing activities	(39,555)	(6,134)	(33,421)
Cash flows from investing activities	126	21,058	(20,932)
Net change in cash and cash equivalents during the period	(53,252)	(14,723)	(38,529)
Net effect of currency exchange rate on cash and cash equivalents	567	(704)	1,271
Cash and cash equivalents, beginning of the period	108,490	45,075	63,415
Cash and cash equivalents, end of the period	$55,805	$29,648	$26,157

Cash flows used in operating activities decreased by $15.8 million during the six months ended June 30, 2022 compared to the corresponding period in 2021. The operating cash burn during the six months ended June 30, 2022 essentially reflects the cost of our small molecules business while in the comparative period, we were also operating the plasma-derived therapeutics segment as we only started to dispose of certain entities from May 2021 and onwards. 2022 outflows include no payments made towards the CDMO contract while in 2021, outflows include payments made to the CDMO for services for $2.0 million.

Cash flows used in financing activities increased by $33.4 million during the six months ended June 30, 2022 compared to the corresponding period in 2021 essentially due to the repayment of the principal of the SALP loans totaling $39.2 million, including transaction costs. This was partially offset by a decrease in lease liability payments of $4.6 million, as no payments were made on the lease portion of the CDMO contract during the six months ended June 30, 2022 compared to $2.2 million in the comparative period and because the six months ended June 30, 2021 also include lease payments pertaining to contracts for entities which have since been sold as part of our discontinued operations. Interest paid on the loans decrease since there have been no interest payments during the six month ended June 30, 2022 compared to $1.0 million in the comparative period.

Cash flows from investing activities were $0.1 million during the six months ended June 30, 2022, reflecting the interest received on cash and cash equivalents while they were $21.1 million during the comparative period reflecting the proceeds received from the sale of our plasma-derived therapeutics segment.

Research and Development, Patents and Licenses

For a discussion of our research and development activities, see “Item 4.B—Business Overview” of the Annual Report and Operating results analysis in this MD&A.

Trend Information

Other than as disclosed elsewhere in this MD&A, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to June 30, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.” of the Annual Report.

Off-balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and receivables. The carrying amount of the financial assets represents the maximum credit exposure.

Our exposure to credit risk is generally limited since we have limited revenues and thus limited accounts receivable. We mitigate credit risk through a credit risk assessment, when credit is granted and subsequently at each reporting period.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the Liquidity and Capital Resources section above.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of its financial instruments.

a) Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk. In February 2022, our loans were repaid in full eliminating a substantial portion of our interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. We have operations in the United Kingdom and suppliers in various jurisdictions including the United States and Europe therefore a portion of our expenses are in GBP, USD and in Euros. Financial instruments that expose us to foreign exchange risk are mainly cash, cash equivalents receivables, trade and other payables, lease liabilities and the provision. We manage foreign exchange risk by holding foreign currencies we receive to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Internal Control over Financial Reporting

Internal control over financial reporting, or ICFR, are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The chief executive officer, or CEO, and interim chief financial officer, or interim CFO, have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Material Weakness in Internal Control over Financial Reporting

In connection with the preparation of our financial statements as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019, we identified a material weakness in our internal controls over financial reporting. A material weakness was identified in our control environment related to an error in the carrying value of our held-for-sale assets. Specifically, the financial statements for the period ended September 30, 2021, contained a misstatement in the carrying value of PBT, which was classified as held for sale, which exceeded the fair value less costs to sell.

The deficiency in internal controls relates to our control regarding the accounting analysis of complex transactions, in this particular instance, the transactions relating to the sale of PBT, a transaction that was not in the ordinary course of business and required significant analysis and research by the Finance team, in addition to the extra workload required for presenting the divested or soon to be divested subsidiaries as discontinued operations. This situation, coupled with the fact that the third quarter financial reporting process was conducted without a CFO from September 3, 2021, exacerbated the resource challenge within the Finance team. Consequently, the accounting analysis for this complex transaction was incomplete and did not go through an exhaustive internal review.

Management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the period ended September 30, 2021, as shown in the Summary of Consolidated Quarterly Results in ''Item 5.A.—Operating results'' of the Annual Report.

Status of Remediation Plan

The finance team has revisited the close timetable to ensure any subsequent complex accounting matters are given priority from a timing perspective. In addition, an interim CFO has been hired to ensure the accounting and finance team has the appropriate depth and bandwidth to ensure that this type of error does not occur again. Testing of ICFR on complex transactions analysis in 2021 indicated that this control appears to be designed appropriately and was otherwise effective for the sample tested. We believe this deficiency occurred given the complexity and timing of the transaction in question. With the divestment activities for the four subsidiaries sold in 2021 completed and with an interim CFO in place since March 2022, our monitoring of the workload of the accounting and finance team leads us to believe that the bandwidth issues have been addressed.

Changes in Internal Control Over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at June 30, 2022.

Except as described above under the sections titled “Material Weakness in Internal Control over Financial Reporting” and “Status of Remediation Plan,” there were no changes in our internal control over financial reporting that occurred during the period covered by this MD&A that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.